UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: November 12, 2014

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2014 AND APPOINTS NEW CHIEF FINANCIAL OFFICER

SHANGHAI, CHINA — November 11, 2014 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the third quarter of 2014.

THIRD QUARTER 2014 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2014 were US$62.9 million, a 51.7% increase from the corresponding period in 2013.

•	Income from operations in the third quarter of 2014 was US$22.9 million, a 34.6% increase from the corresponding period in 2013.

•	Operating margin in the third quarter of 2014 was 36.4%, compared to 41.0% in the corresponding period in 2013.

•	Net income attributable to Noah shareholders in the third quarter of 2014 was US$17.9 million, a 28.0% increase from the corresponding period in 2013. Non-GAAP[1] net income attributable to Noah shareholders in the third quarter of 2014 was US$19.5 million, a 27.6% increase from the corresponding period in 2013.

•	Net income per basic and diluted ADS in the third quarter of 2014 were both US$0.32. Non-GAAP net income per diluted ADS in the third quarter of 2014 was US$0.34.

THIRD QUARTER 2014 OPERATIONAL HIGHLIGHTS

•	Total number of registered clients as of September 30, 2014 increased by 31.9% year-over-year to 66,069 this figure includes 63,236 registered individual clients, 2,714 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the third quarter of 2014 were 4,091, an 82.2% increase from the corresponding period in 2013. The aggregate value of wealth management products distributed by the Company during the third quarter of 2014 was RMB18.4 billion (approximately US$3.0 billion)[3], a 52.8% increase from the corresponding period in 2013. Of this aggregate value, fixed income products accounted for 53.9%, private equity fund products accounted for 9.9%, equity products accounted 30.2% and other products, including mutual fund products and insurance products, accounted for 6.0%. The average transaction value per client[4] excluded mutual fund products in the third quarter of 2014 was RMB4.2 million (approximately US$0.7 million), a 21.6% decrease from the corresponding period in 2013.

•	Coverage network as of September 30, 2014 included 60 branches, increased from 57 branches as of June 30, 2014 and up from 56 branches as of September 30, 2013. The number of relationship managers was 775 as of September 30, 2014, up from 540 as of September 30, 2013 and 690 as of June 30, 2014.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

The Company appointed Ms. Ching Tao as its Chief Financial Officer replacing Ms. Chia-Yue Chang, effective November 7, 2014. Ms. Chang will continue her role as executive director of the Company. Ms. Tao has more than 18 years of experience in investment and finance management. Prior to joining the Company, she served as the Chief Financial Officer of Charter Group Holdings Ltd., a high-end, large-scale Chinese department store operator from 2011 to 2014. Ms. Tao worked at Goldman Sachs in Hong Kong, New York and Beijing from 1996 to 2011 and most recently was an Executive Director of the Investment Banking Division of Goldman Sachs Gao Hua Securities Company Ltd. in Beijing. Ms. Tao received an MBA from Columbia Business School in 1996.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “We are very pleased to welcome Ms. Tao to the management team. She brings to the Company more than 18 years of financial and investment industry experience and has a proven track record of leading and enhancing companies’ financial strategies.”

Ms. Wang commented, “Our business maintained strong growth momentum and good performance in the third quarter. In the next 5 to 10 years, wealth management demand will have tremendous potential to grow. We will continue to benefit from our end-to-end and asset light business model, established comprehensive service platform, highly selective asset management strategy with our core capabilities of seeking high quality assets and risk management to further grow market share and improve profitability.”

THIRD QUARTER 2014 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2014 were US$62.9 million, a 51.7% increase from the corresponding period in 2013, mainly due to increases in one-time commission revenues along with increased transaction value and recurring service fees.

Net revenues from one-time commissions for the third quarter of 2014 were US$25.1million, a 41.5% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was primarily due to an increase of 43.9% in transaction value, despite a slight decrease in average commission rate.

Net revenues from recurring service fees for the third quarter of 2014 were US$34.8 million, a 61.8% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2013.

Operating Margin

Operating margin for the third quarter of 2014 was 36.4%, as compared to 41.0% for the corresponding period in 2013. The year-over-year decrease for the third quarter of 2014 was primarily due to the development of the internet finance business and other value added services in the third quarter.

Operating Cost and Expenses

Operating cost and expenses for the third quarter of 2014, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$40.0 million, a 63.6% increase from the corresponding period in 2013.

Cost of revenues for the third quarter of 2014 totaled US$14.5 million, a 62.1% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was primarily due to increase in salary paid to relationship managers as a result of the increase in the number of relationship managers, as well as increase in performance-based compensation paid to relationship managers as result of the increase in transaction value, and growth of new business. Cost of revenues as a percentage of net revenues for the third quarter of 2014 was 23.0%, as compared to 21.5% for the corresponding period in 2013.

Selling expenses for the third quarter of 2014 were US$12.5 million, a 23.4% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was primarily due to increases in personnel expenses, general marketing activities and rental expenses. Selling expenses as a percentage of net revenues for the third quarter of 2014 was 19.8%, as compared to 24.4% for the corresponding period in 2013.

G&A expenses for the third quarter of 2014 were US$16.3 million, a 70.6% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was primarily due to increases in personnel expenses, share-based compensation and professional fee. G&A expenses as a percentage of net revenues for the third quarter of 2014 was 25.8%, as compared to 23.0% for the corresponding period in 2013.

Government subsidies for the third quarter of 2014 were US$3.2 million, as compared to US$4.1 million for the corresponding period in 2013. Government subsidies represent cash subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the third quarter of 2014 were US$5.9 million, an 18.8% increase from the corresponding period in 2013. The year-over-year increase for the third quarter of 2014 was primarily due to increase in taxable income.

Net Income

Net income for the third quarter of 2014 was US$18.8 million, a 28.8% increase from the corresponding period in 2013. Net margin for the third quarter of 2014 was 29.8%, as compared to 35.1% for the corresponding period in 2013.

Net income attributable to Noah shareholders for the third quarter of 2014 was US$17.9 million, a 28.0% increase from the corresponding period in 2013. Net income per basic and diluted ADS for the third quarter of 2014 were both US$0.32 as compared to US$0.25 for the corresponding period in 2013.

Non-GAAP net income for the third quarter of 2014 was US$20.3 million, a 28.3% increase from the corresponding period in 2013. Non-GAAP net margin for the third quarter of 2014 was 32.3%, as compared to 38.2% for the corresponding period in 2013.

Non-GAAP net income attributable to Noah shareholders for the third quarter of 2014 was US$19.5 million, a 27.6% increase from the corresponding period in 2013. Non-GAAP net income per diluted ADS for the third quarter of 2014 was US$0.34, as compared to US$0.27 for the corresponding period in 2013.

Balance Sheet and Cash Flow

As of September 30, 2014, the Company had US$258.5 million in cash and cash equivalents, an increase of US$43.8 million from US$214.7 million as of June 30, 2014. In the third quarter of 2014, the Company generated US$16.3 million cash inflow from its operating activities and a net US$24.9 million cash inflow from its investing activities.

2014 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2014 is expected to be in a range of US$72.0 million and US$76.0 million, representing a year-over-year increase in the range of 27.0% and 34.1%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Tuesday, November 11, 2014 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Wednesday, November 12, 2014) to discuss its third quarter 2014 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-877-870-4263
China	4001-201203
Hong Kong	###-##-####
International	+1-412-317-0790

Conference ID #	10055453

A telephone replay will be available shortly after the call until November 19, 2014 at +1-877-344-7529 (US Local Toll) or +1-412-317-0088 (International). Conference ID #10055453.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With 775 relationship managers covers 60 cities in 91 branch offices as of September 30, 2014, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 2510 0889

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	June 30, 2014	September 30, 2014
	$	$
Assets
Current assets:
Cash and cash equivalents	214,661,861	258,459,924
Restricted cash	161,197	162,920
Short-term investments	48,413,577	26,037,694
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2014 and September 30, 2014	17,738,509	22,840,267
Loans receivable	15,056,822	8,577,462
Deferred tax assets	782,783	789,145
Amounts due from related parties	21,003,828	24,446,914
Other current assets	6,100,505	7,119,402

Total current assets	323,919,082	348,433,728

Long-term investments	10,273,068	11,789,800
Investment in affiliates	18,393,796	19,867,059
Property and equipment, net	10,102,932	12,970,238
Non-current deferred tax assets	1,517,931	1,571,197
Other non-current assets	1,874,288	1,985,605

Total Assets	366,081,097	396,617,627

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	36,024,534	41,517,860
Income tax payable	6,571,251	4,902,151
Amounts due to related parties	10,834	36,334
Deferred revenues	20,058,907	19,784,572
Short-term bank loans	8,076,628	8,145,976
Other current liabilities	14,682,721	17,761,287

Total current liabilities	85,424,875	92,148,180

Non-current uncertain tax position liabilities	1,666,812	1,762,402
Other non-current liabilities	3,626,924	3,401,455

Total Liabilities	90,718,611	97,312,037

Equity	275,362,486	299,305,590

Total Liabilities and Equity	366,081,097	396,617,627

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2013	September 30, 2014	Change
	$	$
Revenues:
Third-party revenues
One-time commissions	13,838,399	21,135,919	52.7%
Recurring service fees	8,517,585	12,883,079	51.3%
Other service fees	1,534,366	2,766,390	80.3%
Total third-party revenues	23,890,350	36,785,388	54.0%
Related party revenues
One-time commissions	4,955,790	5,425,115	9.5%
Recurring service fees	14,265,186	23,932,765	67.8%
Other service fees	789,952	366,117	(53.7%)

Total Related party revenues	20,010,928	29,723,997	48.5%
Total revenues	43,901,278	66,509,385	51.5%
Less: business taxes and related surcharges	(2,442,749)	(3,616,959)	48.1%

Net revenues	41,458,529	62,892,426	51.7%

Operating cost and expenses:
Cost of revenues	(8,924,684)	(14,465,340)	62.1%
Selling expenses	(10,109,459)	(12,473,249)	23.4%
General and administrative expenses	(9,525,521)	(16,253,783)	70.6%
Government subsidies	4,090,866	3,171,460	(22.5%)

Total operating cost and expenses	(24,468,798)	(40,020,912)	63.6%

Income from operations	16,989,731	22,871,514	34.6%

Other income:
Interest income	822,357	1,894,561	130.4%
Investment income	1,048,252	584,770	(44.2%)
Other income (expenses)	77,788	(1,883,864)	(2521.8%)

Total other income	1,948,397	595,467	(69.4%)

Income before taxes and loss from equity in Affiliates	18,938,128	23,466,981	23.9%
Income tax expense	(4,935,006)	(5,865,157)	18.8%
Income from equity in affiliates	567,462	1,162,466	104.9%

Net income	14,570,584	18,764,290	28.8%
Less: net income attributable to non-controlling Interests	586,000	859,002	46.6%

Net income attributable to Noah Shareholders	13,984,584	17,905,288	28.0%

Income per ADS, basic	0.25	0.32	28.0%
Income per ADS, diluted	0.25	0.32	28.0%
Margin analysis:
Operating margin	41.0%	36.4%
Net margin	35.1%	29.8%
Weighted average ADS equivalent: [1]
Basic	54,993,576	55,825,466
Diluted	56,191,252	56,489,300
ADS equivalent outstanding at end of period	55,117,298	55,956,509

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	September 30, 2013	September 30, 2014	Change
	$	$
Net income	13,984,584	18,764,290	34.2%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	462,039	3,015,916	552.7%
Fair value fluctuation of available for sale Investment (after tax)	—	357,449

Comprehensive income	14,446,623	22,137,655	53.2%
Less: Comprehensive income attributable to non-controlling interests	612,214	954,374	55.9%

Comprehensive income attributable to Noah Shareholders	13,834,409	21,183,281	53.1%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2013	September 30, 2014	Change

Number of registered clients	50,084	66,069	31.9%
Number of relationship managers	540	775	43.5%
Number of branch offices	56	57	1.8%

	Three months ended
	September 30, 2013	September 30, 2014	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	2,245	4,091	82.2%
Transaction value:
Fixed income products	9,093	9,912	9.0%
Private equity fund products	2,351	1,817	(22.7%)
Other products, including mutual fund products, private securities investment funds and insurance products	584	5,581	855.6%

Total transaction value	12,029	17,310	43.9%

Average transaction value per client	5.4	4.23	(21.7%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2013	September 30, 2014	Change
	$	$
Net income	14,570,584	18,764,290	28.8%
Adjustment for share-based compensation related to:
Share options	55,298	519,324	839.1%
Restricted shares	1,223,451	1,046,438	(14.5%)
Adjusted net income (non-GAAP)*	15,849,333	20,330,052	28.3%
Net margin	35.1%	29.8%
Adjusted net margin (non-GAAP)*	38.2%	32.3%

Net income attributable to Noah Shareholders	13,984,584	17,905,288	28.0%
Adjustment for share-based compensation related to:
Share options	55,298	519,324	839.1%
Restricted shares	1,223,451	1,046,437	(14.5%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	15,263,333	19,471,050	27.6%

Net income attributable to Noah Shareholders per ADS, diluted	0.25	0.32	28.0%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.27	0.34	25.9%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.